UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS 2019B Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the annual report on Form 20-F (the “Form 20-F”) filed with the Securities Exchange Commission (the “SEC”) by the Issuer (as defined below) on March 12, 2020.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Form 20-F filed with the SEC by the Issuer on March 12, 2020.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Form 20-F filed with the SEC by the Issuer on March 12, 2020.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Form 20-F filed with the SEC by the Issuer on March 12, 2020.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,743,868 Ordinary Shares (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,743,868 Ordinary Shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,743,868 Ordinary Shares (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Form 20-F filed with the SEC by the Issuer on March 12, 2020.

CUSIP No. G21515104

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) filed by 2019B Cayman, CCCP IV, CCP IV GP, CCPL and CCHL (collectively, the “Reporting Persons”) amends and supplements the Schedule 13D previously filed jointly with the SEC on June 18, 2018 (the “Initial Filing”) by CCRE Holdings Limited, CCMB and CCHL, as amended by Amendment No. 1 to the Initial Filing filed on August 27, 2018 by CCRE Holdings Limited, CCMB and CCHL (the “Amendment No. 1”), Amendment No. 2 to the Initial Filing filed on October 16, 2018 by CCCP IV, CCP IV GP, CCPL, CCHL and CCMB (the “Amendment No. 2”), Amendment No. 3 to the Initial Filing filed on October 31, 2018 (the “Amendment No. 3”) by CCCP IV, CCP IV GP, CCPL and CCHL, Amendment No. 4 to the Initial Filing filed on September 20, 2019 (the “Amendment No. 4”) by CCCP IV, CCP IV GP, CCPL and CCHL and Amendment No. 5 to the Initial Filing filed on January 24, 2020 by CCCP IV, CCP IV GP, CCPL and CCHL (the “Amendment No. 5,” together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). The Reporting Persons entered into a joint filing agreement, dated as of April 8, 2020, a copy of which is filed with this Amendment No. 6 as Exhibit 1.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 have the respective meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended by replacing the Schedule A to the Original Schedule 13D with the Schedule A hereto and supplemented by adding the following:

2019B Cayman is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Its principal business address is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. Its principal business is investment holdings.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 30, 2020, CCCP IV transferred 2,477,335 Ordinary Shares to its wholly-owned subsidiary, 2019B Cayman, for an aggregate purchase price of US$214 million. The source of fund is funding from an affiliate.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer by each of the Reporting Persons as of the date hereof.

CUSIP No. G21515104

			Number of Ordinary Shares Beneficially Owned by Each Reporting Person with:
Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
	(in Ordinary Shares)
2019B Cayman	2,743,868(3)	7.1%	2,743,868	0	2,743,868	0
CCCP IV	3,743,868(4)	9.7%	3,743,868	0	3,743,868	0
CCP IV GP	3,743,868(5)	9.7%	3,743,868	0	3,743,868	0
CCPL	3,743,868(5)	9.7%	3,743,868	0	3,743,868	0
CCHL	3,743,868(5)	9.7%	3,743,868	0	3,743,868	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

(2)	Percentage is calculated based on the total number of 38,480,580 Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Form 20-F filed with the SEC by the Issuer on March 12, 2020.

(3)	Includes 266,533 Ordinary Shares to be acquired from Double Double pursuant to the January 2020 SPA.

(4)	Includes 2,743,868 Ordinary Shares beneficially owned by 2019B Cayman.

(5)	Represents 3,743,868 Ordinary Shares beneficially owned by CCCP IV.

CCCP IV is the parent company of 2019B Cayman and may be deemed to have beneficial ownership of the securities held of record and deemed to be beneficially owned by 2019B Cayman.

Each of CCPL and CCHL may be deemed to beneficially own the Ordinary Shares beneficially owned by CCCP IV, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

Because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,374,631 Ordinary Shares, which represents approximately 68.5% of the total number of Ordinary Shares issued and outstanding as of March 9, 2020 as reported in the Form 20-F filed with the SEC by the Issuer on March 12, 2020. Neither the filing of this Amendment No. 6 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)       To the best of the Reporting Persons’ knowledge, except as set forth herein, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 5(a)-(b).

(d)       To the best knowledge of the Reporting Persons, except as set forth herein, no person (other than the Reporting Persons) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 6.

(e)       Not applicable.

CUSIP No. G21515104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following before the last paragraph thereof:

The source of funds of 2019B Cayman for the transactions contemplated under its January 2020 SPA will be primarily from revolving credit facilities of CCCP IV provided by a third-party financial institution. CCCP IV obtained the revolving credit facilities from a third-party commercial bank for general working capital purposes and to facilitate investments made by CCCP IV in accordance with the terms of its partnership agreement.

On January 16, 2020, CCCP IV, as borrower, and CCP IV GP, as general partner, entered into a revolving facilities agreement (the “Revolving Facilities Agreement”) with SOCIÉTÉ GÉNÉRALE, as original lender. The Revolving Facilities Agreement provides for a US$170,000,000 committed revolving credit facility (“Facility A”) and a US$180,000,000 uncommitted revolving credit facility (“Facility B”, and together with Facility A, the “Revolving Facilities”), with a maturity date of January 15, 2021, which, upon CCCP IV’s request and subject to certain conditions, may be extended to January 15, 2022. Borrowings under the Revolving Facilities are subject to customary conditions. The Facilities are secured by undrawn capital commitments of the limited partners of CCCP IV (including the right to call for such capital commitments) and a deposit account for the purposes of receiving capital contributions from the limited partners of CCCP IV, among other things.

Borrowings under each of the Revolving Facilities will bear interest at a rate per annum equal to the sum of (i) LIBOR for the relevant interest period, which may be, as selected by the borrower, one (1) week, two (2) weeks, one (1) month, two (2) months, three (3) months or six (6) months or any other period agreed to by the parties, and (ii) an applicable margin. All payments of principal and interest with respect to the Revolving Facilities will be due and payable as specified in the Revolving Facilities Agreement. CCCP IV intends to repay the borrowings under the Revolving Facilities with capital under the management of its affiliate. The Revolving Facilities Agreement contains representations and warranties, affirmative and negative covenants, including financial maintenance covenants, and events of default, that CCCP IV believes are usual and customary for such credit facilities.

The foregoing summary of the Revolving Facilities Agreement does not purport to be complete and is qualified in its entirety by reference to the Revolving Credit Agreement itself, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference in its entirety.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

Exhibit 1	Joint Filing Agreement, dated April 8, 2020, by and among the Reporting Persons

Exhibit 5†	Revolving Facilities Agreement, dated January 16, 2020 by and between CCCP IV as borrower, CCP IV GP as general partner and Société Générale, as original lender

†	Portions of this Exhibit have been redacted because confidential treatment for those terms has been requested. The redacted materials have been separately provided to the SEC, and the redacted portions have been marked at the appropriate places with three asterisks inside of brackets “[***]”.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2020

2019B CAYMAN LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 6 to Schedule 13D]

CUSIP No. G21515104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer and Director – CCHL; Director – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Matsukawa, Rikizo	Japan	Managing Director – CCHL; Director – CCP IV GP Ltd. and 2019B Cayman Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chew, Boon Lian	Singapore	Senior Managing Director – CCHL; Managing Partner – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Fung Yee Man, Annie	Britain	Chief Operating Officer and Senior Managing Director – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan, Kai Kong	Singapore	Chief Financial Officer and Senior Managing Director – CCHL; Director – CITIC Capital Partners Limited, CCP IV GP Ltd. and 2019B Cayman Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhang, Haitao	China	Director, Vice Chairman, President and Head of Asset Management – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Al Kuwari, Abdulla Ali M A	Qatar	Director – CCHL; Principal – Qatar Investment Authority	Qatar Investment Authority 5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

Chen, I-hsuan	Taiwan	Director – CCHL; Senior Assistant Vice President – Fubon Life Insurance Co., Ltd.	Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

CUSIP No. G21515104

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Mitchell, James Gordon	Britain	Director – CCHL; Chief Strategy Officer and Senior Executive Vice President – Tencent Holdings Limited	Tencent Holdings Limited 29F, Three Pacific Place, Wanchai, Hong Kong

Lin, Yun-Ku	Taiwan	Director – CCHL; Senior Vice President – Fubon Life Insurance Co., Ltd.	Fubon Life Insurance Co., Ltd. 9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.

Al-Sowaidi Mohammed, Saif SS	Qatar	Director – CCHL; Head (New York) – Qatar Investment Authority	Qatar Investment Authority 9 West 57th Street, 34th Floor, New York, NY 10019, USA

Cheung, Miu	Australia	Senior Managing Director and Managing Partner of Structured Investment and Finance – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Ching, Hiu Yuen	Hong Kong	Senior Managing Director and Managing Partner of Real Estate – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Allegaert, Hans Omer	Belgium	Executive Director – CITIC Capital Partners Limited; Director – CCP IV GP Ltd. and 2019B Cayman Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Xu, Zhichao	China	Vice Chairman, Head of Special Situations and President of CITIC Capital (Ningbo) Investment Management – CCHL	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Xin, Yuesheng	China	Senior Managing Director – CCHL; Managing Partner – CITIC Capital Partners Limited	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Zhan, Weibiao	China	Director – CCHL; Managing Director – Tencent Investment	28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong